                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

               OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
               ------------------------------------------------
                               (Name of Issuer)

                   Common Stock, 0.005 rubles nominal value
                   ----------------------------------------
                        (Title of Class of Securities)

                                  68370R 10 9
                                  -----------
                                (CUSIP Number)

                           Kaare Magnus Risung, Esq.
                                  Telenor AS
                              Keysers Gate 13/15
                              N-0130 Oslo, Norway
                                 47-23-138-491
                                 -------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 20, 2000
                                --------------
                     (Date of Event which Requires Filing
                              of this Statement)

                                   Copy to:

                           Peter S. O'Driscoll, Esq.
                               Coudert Brothers
                               60 Cannon Street
                                London EC4N 6JP
                                    England
                                44-171-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 68370R 10 9
         -----------------

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      Telenor East Invest AS
      000-00-0000
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Norway
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          8,902,201
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          8,902,201
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,902,201
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]
12    (See Instructions)

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17CFR 240.13d-4] under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.6% of the issued and outstanding Common Stock (25.7% of the issued and outstanding voting capital stock)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

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



                                 SCHEDULE 13D
CUSIP NO. 68370R 10 9
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      Telenor AS
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Norway
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          8,902,201/1/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          8,902,201/1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,902,201/1/
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17CFR 240.13d-4] under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.6% of the issued and outstanding Common Stock (25.7% of the issued and outstanding voting capital stock)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------
/1/ The Reporting Person disclaims beneficial ownership of all shares.
------------------------------------------------------------------------------

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

                                 SCHEDULE 13D

Item 1.           Security and Issuer
                  -------------------

         The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications," a Russian open joint stock company ("VimpelCom"), as previously filed by Telenor East Invest AS, Telenor AS and Newtel AB is hereby amended and supplemented with respect to the items set forth below.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

         (a) and (b) In December 1999, the Norwegian State and the Swedish State announced that Newtel AB would be dissolved and the merger of Telenor AS and Telia AB unwound. Under the Swedish Company Act, a shareholder resolution to increase the share capital of a company becomes invalid and non-binding if the company fails to register such increase in its share capital within six months of such resolution. As of March 20, 2000, Newtel AB's shareholder resolution of October 19, 1999 which was intended to increase the share capital of Newtel AB became invalid and non-binding. Under the terms of the Combination Agreement dated March 30, 1999 between the Swedish State, the Norwegian State, Telia AB and Telenor AS, upon the effectiveness of such increase, the Norwegian State and the Swedish State were to have received shares of Newtel AB in exchange for their respective shares of Telenor AS and Telia AB. When Newtel AB's share increase became invalid and non-binding on March 20, 2000, the shares of Telenor AS and Telia AB were returned by Newtel AB to the Norwegian State and the Swedish State, respectively. Accordingly, Newtel AB no longer has any direct or indirect ownership interest in Telenor AS or VimpelCom.

Item 7.           Material to be Filed as Exhibits
                  --------------------------------

         Attached hereto as Exhibit A is a conformed copy of the Joint Filing Agreement dated March 31, 2000 between and among Telenor East Invest AS, Telenor AS and Newtel AB relating to the filing of amendments to the joint statement on
Schedule 13D.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement on
Schedule 13D is true, complete and correct and that such statement, as amended hereby, is true, complete and correct.


Dated: April 7, 2000                              TELENOR EAST INVEST AS

                                                  By /s/ Henrik Torgersen
                                                     -----------------------
                                                     Henrik Torgersen
                                                     President


                                                  TELENOR AS

                                                  By /s/ Tormod Hermansen
                                                     -----------------------
                                                     Tormod Hermansen
                                                     President and
                                                     Chief Executive Officer

                               Index to Exhibits

Exhibit A     A conformed copy of the Joint Filing Agreement dated March 31,
              2000 between and among Telenor East Invest AS, Telenor AS and
              Newtel AB relating to the filing of amendments to the joint statement on Schedule 13D.